SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03028037

FORM 11-K/A



SEC MAIL PROCESSING
RECEIVED
JUL 18 2003
WASH, D.C. 155 SECTION

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

8611 Balboa Avenue
San Diego, California 92123
(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho
Fushimi-Ku
KYOTO, JAPAN 612-8501
(Name and address of the Issuer)

CRGH

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on July 16, 2003.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By: **KYOCERA INTERNATIONAL, INC.**

By: 

William Edwards, Treasurer

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of PricewaterhouseCoopers	12

****NOTE****

This amended report is submitted to reflect minor adjustments to the footnotes. There are no changes to the financial data.

Kyocera Retirement Savings and Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Kyocera Retirement Savings and Stock Bonus Plan
Index
December 31, 2002 and 2001

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101-8122
Telephone (619) 744 8000

Report of Independent Auditors

To the Participants and Administrator of the
Kyocera Retirement Savings and Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

July 11, 2003

Kyocera Retirement Savings and Stock Bonus Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Cash equivalents	$ 416,218	$ 568,742
Investments, at fair value (Note 3)		
Invesco Stable Value Fund	17,479,193	12,144,935
Kyocera ADR Stock Fund	13,497,495	15,661,082
Equity Funds	24,796,148	25,521,959
Participant loans	4,078,600	3,282,454
Total investments	60,267,654	57,179,172
Receivables		
Participant contributions	335,547	61,198
Employer contributions	84,487	31,368
Interest receivable	3,283	8,699
Net assets available for benefits	$ 60,690,971	$ 57,280,437

The accompanying notes are an integral part of these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Additions		
Contributions		
Participants	$ 9,602,088	$ 7,921,471
Employer	4,137,187	3,567,650
Net depreciation in fair value of investments	(6,955,541)	(9,510,719)
Dividends	114,385	102,781
Interest	475,716	162,034
Total additions	7,373,835	2,243,217
Deductions		
Benefit payments	3,963,301	4,158,554
Total deductions	3,963,301	4,158,554
Net increase (decrease)	3,410,534	(1,915,337)
Net assets available for benefits		
Beginning of year	57,280,437	59,195,774
End of year	$ 60,690,971	$ 57,280,437

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the "Company") who have either 90 consecutive days or 1,000 hours of service, and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

Union Bank, the executor, custodian, and trustee of the Plan's assets, maintains and invests Plan assets on behalf of the Plan. The investments and changes therein have been reported to the Plan by Union Bank using current market values for all assets and liabilities of the Plan. The Plan's record keeper is Mitchell Benefit Services, Inc.

Contributions

Employees may contribute from 1 percent to 14 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). Employees may not contribute more than 3 percent of pre-tax annual compensation to the Kyocera ADR Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. These contributions are not matched by the Company. The Company may make discretionary contributions in such amounts as may be determined by the Company's Board of Directors each plan year. The Company made matching contributions of 100 percent of participant contributions to the ADR Fund (up to the maximum of 3 percent of participant compensation) and 50 percent of participant contributions to all other investment choices (up to 4 percent of the participant compensation) in 2002 and 2001.

Participant Accounts

Each participant's account is credited with (a) the participant's contribution, (b) the Company's contribution, and (c) an allocation of the Plan's investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Participant Loans
The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant's account. The interest rate charged on loans made prior to November 1989 was the GIC fund interest rate at the time of the loan plus 3 percent. The interest rate charged on loans made after November 1989 bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits
The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant's account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant's separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee's death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts
Forfeited, nonvested account balances are used to reimburse Plan expenses and reduce the Company's contribution. Forfeited, nonvested accounts totaled $128,581 in 2002.

Investments
Upon enrollment in the Plan, a participant may direct employee contributions to any of the investment options listed below in 1 percent increments, except for the Guaranteed Investment Contract Fund. The Plan no longer offers new guaranteed insurance contracts ("GIC") as an investment option. The investment options offered by the Plan are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund - Contributions to the Kyocera American Depository Receipts ("ADR") Stock Fund are invested in ADR's of Kyocera International, Inc.'s parent company, Kyocera Corporation.

Invesco Stable Value Fund - The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Dodge & Cox Balanced Fund - The Dodge & Cox Balanced Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

State Street Global Advisors S&P 500 Index Fund - The State Street Global Advisors ("SSGA") S&P 500 Index Fund invests in a broad diversification across the equity markets. Its objective is to provide income and growth equal to or greater than the Standard & Poor's 500 stock index.

SAFECO Equity Fund - The SAFECO Equity Fund invests primarily in common stocks of larger companies selected for growth and/or dividend potential. Its objective is to seek long-term growth of capital and current income.

Davis New York Venture Fund - The Davis New York Venture Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Enterprise Group Growth Portfolio - The Enterprise Group Growth Portfolio invests in common stocks of large companies based strictly on the potential for growth. Its objective is capital appreciation over the long-term.

State Street Research Equity Income Fund - The State Street Research Equity Income Fund invests in a diversified portfolio of common stocks and bonds of mid-sized companies. Its objective is primarily for current income and secondarily for long-term growth of capital.

Baron Asset Fund - The Baron Asset Fund invests in smaller companies that have potential for growth. Its objective is capital appreciation.

American Funds EuroPacific Growth Fund - The EuroPacific Growth Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

Money Market Fund - This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices ("PIC") which consist of a specific investment mix of the equity investment funds noted above. The State Street Global Advisory S&P 500 Index Fund is not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant's account value, including that portion attributable to the Company's matching contributions which would not otherwise be vested, becomes fully vested.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments
Investments, other than participant loans, are recorded at fair value. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant Loans are valued at cost, which approximates fair value.

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

3. Investments

The following are individual investments that represent 5 percent or more of the Plan's net assets as of December 31:

	2002	2001
Investments recorded at fair value		
Kyocera ADR Stock Fund	$ 13,417,277	$ 15,661,082
Invesco Stable Value Fund	17,434,182	12,144,935
Safeco Equity Fund	3,086,762	4,105,798
American Funds EuroPacific Growth Fund	3,583,352	4,053,138
Davis New York Venture Fund	3,583,847	3,762,866
Enterprise Group Growth Portfolio	-	3,499,250
Dodge and Cox Balanced Fund	4,721,380	3,101,378
Participant loans	4,078,600	3,282,454

Net Depreciation in Fair Value of Investments
During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,955,541 as follow:

Invesco Stable Value Fund	$ 639,562
Kyocera ADR Stock Fund	(2,160,860)
Equity Funds	(5,434,243)

4. Tax Status

The Plan obtained its latest determination letter on May 4, 1993 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for the year ended December 31, 2002.

Plan investments include Kyocera Corporation common stock which is invested in the stock of the Company's parent. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA.

Certain Plan investments include shares of money-market funds managed by Union Bank. Union Bank is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

Kyocera Retirement Savings and Stock Bonus Plan
Schedule of Assets Held for Investment Purposes**
December 31, 2002 — Schedule I

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Invesco	Invesco Stable Value Fund		$17,479,193
*	Kyocera Corp.	Kyocera Corp. ADR Stock Fund		13,497,495
	Safeco	Safeco Equity Fund, Inc.		3,091,026
	Dodge & Cox	Dodge & Cox Balanced Fund		4,731,269
	State Street	SSGA S & P 500 Index		2,701,733
	State Street	State Street Reseach Alpha Fund		2,340,021
	American Funds	Europacific Growth Fund		3,596,098
	Baron	Baron Asset Fund		2,027,542
	Davis	Davis NY Venture Fund Inc.		3,591,527
	Enterprise	Enterprise Group Funds Inc.		2,716,932
*	Union Bank	Money Market Fund (Highmark)		416,218
*	Participant Loans	Loans (interest rates and maturity dates range from 8% to 9.5% and January 2002 to September 2020, respectively)		4,078,600
				$60,267,654

* Indicates party-in-interest to the Plan.

** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

Exhibit 23

Consent of Independent Accountants

We hereby consent to the use in this Form 11-K of our report dated July 11, 2003 relating to the financial statements and financial statement schedule of the Kyocera Retirement Savings and Stock Bonus Plan, which appear in such Form 11-K.

PricewaterhouseCoopers LLP

San Diego, California
July 11, 2003